FOR IMMEDIATE RELEASE
MONSTER ISSUES OPEN LETTER TO STOCKHOLDERS
MediaNews Group Letter Based on Flawed and Uninformed Assumptions;
Attempts to Put Randstad All-Cash Offer at Risk Without Offering Superior Proposal
WESTON, Mass., August 24, 2016 -- Monster Worldwide, Inc. (NYSE: MWW), a global leader in connecting jobs and people, today issued an open letter to stockholders in response to MediaNews Group, Inc.’s letter dated Friday August 19, 2016. Following is the full text of the letter:

August 24, 2016

Dear Stockholder,

On behalf of your Board of Directors, I am writing in response to a letter from MediaNews Group (“MNG”), contained in an August 19, 2016 filing. The Board appreciates and will always consider input from Monster’s shareholders during this important time. Having considered the positions in MNG’s letter, and the inaccuracies therein, there are a number of key considerations of which shareholders should be aware.

MNG asserts that they are Monster’s largest stockholder, having very recently acquired their position as evidenced by their regulatory filings. Nevertheless, MNG has never discussed, or attempted to discuss, the issues raised in their letter with Monster’s management or Board. On the contrary, and in a reckless way, MNG is attempting to defeat a transaction that would provide all of you with immediate and certain cash value of $3.40 per share, representing a 22.7% premium to Monster’s closing stock price on August 8, 2016, the last trading day prior to the announcement, and a 29.4% premium over the 90-day average stock price.

We will be publicly filing and making available to you the background and circumstances surrounding the Board’s decision to enter into the merger agreement with Randstad North America, Inc. (“Randstad”). In the interim, there are important points we would like to highlight.

MNG is not offering you anything for your shares. They are asking you to turn down a significant cash premium NOW in the hope of a possibility that your shares may be worth more sometime in the future.

MNG’s hopes are pinned on incorrect and unsupportable assumptions.

•	MNG calls for draconian expense cuts, ignoring that more than $100 million of annual operating expenses have already been cut over the past several years.

•
MNG calls for reducing capital expenditures, ignoring that that capital expenditures have already been cut by about 50% over the past several years; capital expenditures at the current reduced levels are needed for product enhancements to meet current, intensified competition.

•	MNG calls for divesting assets, ignoring that non-core or underperforming assets have already been divested.

•
MNG ignores that competition is intensifying from companies that are owned by substantially larger and better capitalized parents that can afford to compete aggressively on product pricing in pursuit of market share.

As will be explained to you in greater detail in our filing, your Board has recognized that enhancing Monster’s competitive position in the current environment will require continued investment, and we will likely be operating in a low growth environment with substantial margin pressure for a number of years.

A number of our analysts have recognized the challenges that Monster faces and the benefits of a transaction. For example, in its most recent post-announcement report, Avondale Partners said:

“We contend that termination of the Randstad offer would be disastrous for MWW shareholders.” (August 22, 2016)

We concluded that our stockholders would benefit from receiving a cash premium now and entered into an agreement with Randstad. We remind you that this agreement provides that we would only be required to pay a fee of 2.7% of equity value if we terminated it in favor of a superior proposal.

You will be receiving more detailed information from both Monster and Randstad. We believe that after reviewing this information, you will agree with us and support the transaction.

Sincerely,

Tim Yates
CEO, CFO and Director
Monster Worldwide, Inc.

Evercore is serving as financial advisor to Monster and Dechert LLP is serving as legal counsel.
About Monster
Monster Worldwide, Inc. (NYSE: MWW) is a global leader in connecting people to jobs, wherever they are. For more than 20 years, Monster has helped people improve their lives with better jobs, and employers find the best talent. Today, the company offers services in more than 40 countries, providing some of the broadest, most sophisticated job seeking, career management, recruitment and talent management capabilities. Monster continues its pioneering work of transforming the recruiting industry with advanced technology using intelligent digital, social and mobile solutions, including our flagship website monster.com® and a vast array of products and services. For more information visit monster.com/about.

Notice to Investors
The tender offer for the outstanding common stock of Monster Worldwide, Inc. has not yet commenced. This communication is for informational purposes only and does not constitute an offer to buy or a solicitation of an offer to sell any securities of Monster Worldwide, Inc. The solicitation and offer to buy common stock of Monster Worldwide, Inc. will only be made pursuant to an Offer to Purchase and related materials. At the time the tender offer is commenced, Randstad North America, Inc. and Merlin Global Acquisition, Inc. will file with the SEC a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and related tender offer documents, and Monster Worldwide, Inc. will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Investors are urged to read these materials when they become available, as well as any other relevant documents filed with the SEC when they become available, carefully and in their entirety because they will contain important information, including the terms and conditions of the tender offer. Investors may obtain a free copy of the Solicitation/Recommendation Statement and other documents (when available) that Monster Worldwide, Inc. files with the SEC at the SEC’s website at www.sec.gov, or free of charge from Monster Worldwide, Inc. at http://ir.monster.com.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this announcement regarding the proposed transaction, the expected timetable for completing the proposed transaction, future financial and operating results, future capital structure and liquidity, benefits of the proposed transaction, general business outlook and any other statements about the future expectations, beliefs, goals, plans or prospects of the board or management of the Company constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “forecast,” “objective,” “plan,” or “targets” and other similar expressions) are intended to identify forward-looking statements. There are a number of factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: uncertainties as to the timing of completion of the proposed transaction, the ability to obtain requisite regulatory approvals, the tender of a majority of the outstanding shares of common stock of Monster Worldwide, Inc., the possibility that competing offers will be made and the satisfaction or waiver of the other conditions to the consummation of the proposed transaction; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers and customers; and the other factors and financial, operational and legal risks or uncertainties described in the Company’s public filings with the SEC, including the “Risk Factors” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and subsequent Quarterly Reports on Form 10-Q, as well as the tender offer documents to be filed by Randstad North America, Inc. and the Solicitation/Recommendation Statement to be filed by Monster Worldwide, Inc. Monster Worldwide, Inc. disclaims any intention or obligation to update or revise any forward-looking statements as a result of developments occurring after the date of this document except as required by law.

Contacts:

Investors:
Bob Jones
(212) 351-7032
bob.jones@monster.com

Media:
Matt Anchin
(212) 351-7528
matt.anchin@monster.com